November 30, 2005
VIA EDGAR AND FAX
(202) 772-9204
Ms. Heather C. Tress
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CSX Corporation
File No. 1-8022
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended September 30, 2005
Dear Ms. Tress and Ms. Cvrkel:
CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated November 8, 2005, with respect to the above-referenced filings. CSX believes this letter responds fully to the staff’s comments and provides supplemental information as requested. For the convenience of the staff, each comment is set forth below, followed by the Company’s response.
Annual Report on Form 10-K for the year ended December 31, 2004
Free Cash Flow, page 15
1.	We note your disclosure concerning the reconciliation of cash provided by operating activities to free cash flow. However, your reconciliation does not reconcile cash provided by operating activities to free cash flow; it reconciles the net increase in cash or cash equivalents to free cash flow. Please provide us with the reconciliation of free cash flow to cash provided by operating activities and revise future filings to include this reconciliation.

CSX RESPONSE
The reconciliation of free cash flow to net cash provided by operating activities is as follows:

	December 31,	December 26,
(Dollars in millions)	2004	2003
Free Cash Flow	$461	$363
Investing Activities Excluding Net Short-Term Investments	993	875
Conrail Cash	(115)	(164)
Dividends Paid	86	86
Other Deposits	21	24
Redemption of Accounts Receivable	—	(380)

Net Cash Provided by Operating Activities	$1,446	$804

In future filings, CSX will ensure that the reconciliation of free cash flow to net cash provided by operating activities is included.
Financial Statements

Notes to Consolidated Financial Statements, page 50
Note 2. Investment in and Integrated Rail Operations with Conrail, page 56
2.	We note that an equity investment met the significance test under S-X Rule 3-09 in fiscal 2003 and that you disposed of that investment in fiscal 2004. Your disclosure on page 106 states that the information required by Article 3-09 of Regulation S-X is presented in Note 2 to the financial statements. After reviewing the equity investees’ information in Note 2, we note that the summarized data meets the requirements of Article 4-08 (g) of S-X; however, financial statements for the investee, as would be required if the entity were a registrant, are required to satisfy Article 3-09. Please amend your December 31, 2004, Form 10-K to include the financial information for this equity investment required by Rule 3-09 of Regulation S-X. For those periods in which the investment met the significance tests under Rule 3-09, please include audited financial information, and for other periods presented the information may be unaudited. You should include the financial information through the date of disposal, if applicable.
CSX RESPONSE
Prior to 2004, Conrail exceeded the 20% significance test. However, at December 31, 2004, Conrail was at the 9% and 2% levels under the income and investment tests, respectively.
In 2004, CSX completed a corporate reorganization of Conrail that resulted in the direct ownership of certain Conrail assets by CSX Transportation (“CSXT”), a wholly-owned subsidiary. As a result of this reorganization, CSX’s equity investment in Conrail no longer met the significance test under Regulation S-X 3-09. In addition, after the Conrail corporate reorganization, the Company believes there is more transparency into CSX’s interest in Conrail’s former assets, as these assets are now consolidated in the CSX financial statements.
Accordingly, CSX did not include financial statements for Conrail in the 2004 Form 10-K because it concluded that the information did not appear to be required by Regulation S-X 3-09 and was no longer material to investors.
In response to the staff’s comment, CSX has reviewed the Division of Corporation Finance’s Accounting Disclosure Rules and Practices Training Manual and understands that, in the staff’s view, the unaudited financial statements of Conrail should have been provided with the 2004 Form 10-K.
Under these circumstances, CSX does not believe that the Conrail financial information is material to investors and notes that the 2005 Form 10-K will be filed in the next 90 days. In addition, CSX does not anticipate filing any registration statements or publicly issuing any securities prior to the filing of the 2005 Form 10-K. CSX respectfully requests that the staff permit it to include Conrail’s 2003 audited financial information and 2004 and 2005 unaudited financial information in its 2005 Form 10-K.
Note 2. Investment in and Integrated Rail Operations with Conrail, page 56 (parts a through f)
3.	Please provide the following information with regard to the exchange transaction with Conrail, Norfolk Southern, New York Central Lines and Pennsylvania Lines:

a)	Provide journal entries for each transaction in the exchange including debt issued, debt exchanged, investment received and investment relinquished;
CSX RESPONSE
The following journal entries summarize the debt exchange and investment activities (dollars in millions):
1.	Conrail exchanged capital of New York Central Lines (“NYC”) for unsecured debentures.

NYC recorded:
Capital	327
Unsecured Debentures		327

2.	Conrail transferred its interest in NYC to CSX

CSX recorded:
Property	6,018
Payable to Conrail	621
Other Long-term Assets	136
Current Assets	7
Investment in Conrail		4,130
Deferred Taxes		2,086
Unsecured Debentures		327
Other Long-term Debt		201
Net Gain on Spin-off		16
Other Long-term Liabilities		15
Current Liabilities		7
b)	Please tell us and explain in your footnote disclosures how the Company determined the carrying value of the portion of its “investment in Conrail” of $4,185 which was attributable to the assets or interests relinquished or exchanged in this transaction;
CSX RESPONSE
The $4.185 billion referenced in the staff’s comment is the estimated pro-forma distribution amount as of the end of December 2003. It is comparable to the actual distribution amount of $4.13 billion, which is disclosed in CSX’s Form 10-K within the table included in Note 2, page 57.
The value of the distribution represents CSX’s basis in its investment in NYC, which was already indirectly owned prior to the spin-off transaction, plus the fair value of the additional 58% of NYC, which was owned by Norfolk Southern Corporation (“NS”) prior to the transaction. The fair value was based on an independent appraisal of the assets of NYC and quoted market prices for the debt exchanged.
c)	Furthermore, tell us and explain in your footnote disclosure why gain recognition was appropriate and how the gain was determined. We assume that the gain related to your exchange of the 42% of PRR to NS – please confirm. Also, please explain the relevant accounting literature that supports the treatment used;
CSX RESPONSE
The gain represents the difference between the fair value of the 58% interest in NYC that was exchanged for the 42% interest in the Pennsylvania Lines (“PRR”). The fair value of the interests received exceeded the basis of the interests relinquished. The transaction was recorded as a non-monetary, non-reciprocal distribution and was recorded at fair value in accordance with APB 29, paragraph 23 and EITF 01-02, paragraphs 30-32.
d)	We note no exchange of equity instruments. Please tell us how the restructuring of debt resulted in the exchange of ownership interests;
CSX RESPONSE
Conrail distributed most of the assets and liabilities of its subsidiaries to its owners, CSX and NS. The debt exchange facilitated this distribution.
e)	Tell us and explain in your footnote disclosures your ownership interests with regard to Conrail following this transaction;
CSX RESPONSE
As a result of the corporate reorganization, CSX’s investment in Conrail no longer includes the amounts related to NYC and PRR. Instead the assets and liabilities of NYC are reflected in their respective line items in CSX’s Consolidated Balance Sheet. CSX will continue to own 42% of Conrail, which is a much smaller company.
f)	Additionally, please clarify from page 59, the “amortization of the fair value write-up arising from the acquisition of Conrail and certain other adjustments.” Please explain in further detail the specific nature of the fair value write-up previously recognized. Also, if this write-up is excess purchase price or goodwill, explain why it is appropriate to amortize the write-up.
CSX RESPONSE
The amortization primarily represents the additional after-tax depreciation expense related to the write up of Conrail’s fixed assets when the original purchase price, from the 1997 original transaction, was allocated based on fair value. It does not represent excess purchase price or goodwill.
Note 3. Divestitures, page 62 (parts a through h)
4.	Please provide further details concerning the divestiture of CSX Lines in 2003 as follows:
a)	You state that you conveyed “most” of your interest – please include actual amounts/percentages in your response;

CSX RESPONSE
CSX conveyed CSX Lines, its domestic container shipping business, to a new venture formed with The Carlyle Group. CSX held partial ownership in the new venture called Horizon Lines through $60 million of senior preferred securities. CSX’s voting interest in the new venture was approximately 16%.
b)	The interest you held in CSX Lines was conveyed to a “new venture formed with the Carlyle Group.” Please tell us more about the new venture and your ownership percentage in the new venture and related accounting method used if applicable;
CSX RESPONSE
CSX’s new venture with The Carlyle Group was named Horizon Lines, which is one of the nation’s largest Jones Act container shipping and logistics companies. Horizon Lines operates 16 vessels with approximately 22,100 cargo containers while servicing routes that include Alaska, Hawaii, Puerto Rico and Guam.
CSX’s voting interest in Horizon Lines was approximately 16%. Based on this and in accordance with APB 18, “The Equity Method for Accounting for Investments in Common Stock,” CSX accounted for its interest in Horizon Lines under the cost method of accounting, as the Company did not have significant influence over the new venture.
c)	Further explain the accounting treatment you used for this divestiture, including the GAAP literature you applied and why recognition/deferral of a gain was appropriate. Also, please explain why you believe it was appropriate to account for the transaction as a “divestiture” since your disclosures indicate that CSX and one of its affiliates will continue to remain a lessee/sublessor or guarantor on certain vessels and equipment as long as the subleases remain in affect. Your response should explain why the treatment used is appropriate given the guidance outlined in SAB Topic 5:E;
CSX RESPONSE
Gain recognition treatment
In accordance with SAB Topic 5:U, CSX deferred the gain associated with the conveyance. Specifically, CSX remained the primary obligor on certain vessel and equipment leases, which totaled approximately $300 million at the time of divestiture. Interpretive response to Question 1 in SAB Topic 5:U states “such uncertainties raise doubts as to whether immediate gain recognition is appropriate. Factors that may lead the staff to question gain recognition in such transactions include: situations in which the assets or operations sold have historically not produced cash flows from operations that will be sufficient to fund future debt service and full dividend requirements on a current basis. Often the servicing of debt and preferred dividend requirements is dependent on future events that cannot be assured, such as sales of assets or improvements in earnings the staff also believes that even where the registrant receives solely cash proceeds, the recognition of any gain would be impacted by the existence of any guarantees or other agreements.” Therefore, the Company deferred the net gain over a time period consistent with the lease terms, which is 12 years.
Divestiture treatment
In accordance with SAB Topic 5:E, CSX believes the conveyance was correctly accounted for as a divestiture. CSX reviewed the 4 items discussed in SAB Topic 5:E. Specifically, CSX assessed whether the risks and other incidents of ownership had been transferred to the buyer. CSX concluded that those risks had been primarily transferred to the buyer based on the following:
i.	CSX did not have veto power over major contracts or customers;

ii.	CSX did not have significant voting power on the board of directors;

iii.	CSX did not have significant continuing involvement in the continuing operations of the business; and

iv.	The Carlyle Group made a significant cash investment in the business.
d)	Provide further details on the payment you received from Horizon in the third quarter of 2003. What percentage of your ownership did Horizon acquire and what percentage of your ownership remained?
CSX RESPONSE
In the third quarter of 2003, CSX received $15 million cash from Horizon Lines. This payment represented $3 million of accrued interest and $12 million for the partial redemption of the senior preferred securities. The Carlyle Group, through the redemption payment, received approximately 4% of voting interest and CSX retained approximately 12% of voting interest.
e)	Explain the guarantor relationship with Horizon. We note that you will continue to remain a “lessee/sublessor or guarantor.” Please clarify your obligations to Horizon and provide details of these arrangements separately;
CSX RESPONSE
CSX Corporation is the guarantor on 6 lease agreements (5 vessel and 1 container lease). Subsidiaries of CSX are the named obligor on these lease agreements. All the vessels and containers have been subleased to Horizon Lines. CSX has no obligations to Horizon. Details of these lease obligations as of December 31, 2004, are outlined below.

(In expiration date order)

		Amount
Lease	Expiration	(Dollars in millions)
2 Vessel Leases	January 2007	$17
1 Container Lease	December 2008	$13
3 Vessel Leases	July 2014	$248
f)	Tell us how the fair value/sales price was determined for each percentage of CSX Lines/Horizon you divested; and
CSX RESPONSE
CSX determined the fair value for CSX Lines through an auction conducted by an independent third party. CSX received several bids as part of the auction process and ultimately reached an agreement with the highest bidder to convey CSX Lines for $300 million.
The $300 million was comprised of $240 million cash and $60 million of senior preferred securities. These senior preferred securities were valued based on the terms of the arms length agreement with The Carlyle Group. The securities require redemption within 7 years at $60 million and accrue interest at a rate commensurate with Horizon’s credit risk. As of December 31, 2004, CSX had received $74 million from Horizon. These payments represented $7 million of accrued interest, $60 million for the redemption of the senior preferred securities and $7 million related to a performance payment.
g)	Include the significance of CSX Lines as a subsidiary to CSX prior to the divestiture in your response.
CSX RESPONSE
In accordance with Regulation S-X 1-02(w), CSX Lines did not meet the significant subsidiary definition. For fiscal period ended December 27, 2002, CSX Lines represented approximately 1% of total assets and approximately 3% of income from continuing operations before income taxes.
h)	Consideration should also be given to including the additional information outlined above in your footnote disclosures in future filings. We may have further comment upon receipt of your response.
CSX has included an updated “Divestures” footnote that includes the additional information provided to the SEC in these responses (see attachment A). Beginning with our 2005 CSX Form 10K and in all future filings, we will include this additional information.

Note 5. Management Restructuring, page 64
5.	Please clarify for us, the calculated expenses related to restructuring in 2003 and the actual amounts charged to the income statement. We note your table on page 64 that discloses $34 million of expense in 2003, yet in Note 6, only $22 million was actually expensed. We further note that $22 million was also netted against the expense from a favorable change in estimate. Please provide further details on this change in estimate and how it impacted total restructuring expense for 2003.
CSX RESPONSE
Please see the table below that reconciles the $34 million of management restructuring charge in Note 5 (which describes a specific Company initiative announced in November 2003) to the total net impact to the consolidated income statement of all restructuring charges of $22 million.
The $22 million included 2 additional items: expenses related to a smaller restructuring program in mid-2003 and a change in estimate related to a restructuring charge originally recorded in 1991 and 1992.

Fiscal Year Ended
December 26,
(Dollars in Millions)	2003

Note 5. Management Restructuring:
November 2003 management restructuring plan	$34
Other workforce reductions	10
Change in estimate for 1991/1992 charge	(22)

Note 6. Operating Expense: Restructuring Charge — Net	$22

The Company recorded a $22 million credit for a change in estimate related to lower than originally anticipated buyout payments and lower railroad retirement tax rates than was estimated for the 1991 and 1992 productivity charges when the Company reduced crews on its trains. These payments are paid to union employees upon retirement. The Company recorded a $1.5 billion charge related to these obligations in 1991 and 1992.
Note 7. Other Income, page 65
6.	Please explain why you have reflected gross revenues and related expenses from real estate and resort revenues in other income and expense rather than as a component of operating income.
CSX RESPONSE
Real estate and resort activities are not part of CSX’s Rail and Intermodal operating units. Therefore, the Company believes that there is more transparency into operating activities with the inclusion of real estate and resort activities in miscellaneous non-

operating income and should be reported in other income in accordance with Regulation S-X 5-03(7), (9).
Not only do results of these activities fluctuate as a function of timing but these activities are also less than 0.5% and less than 2% of the Company’s 2004 consolidated revenues and expenses for real estate and resorts, respectively. Given the nature and amount of the underlying activity, the Company believes that results from real estate and resort activities are appropriately classified as a component of miscellaneous other income.
Note 11. Casualty, Environmental and Other Reserves, page 68
Casualty Reserves, page 69
7.	Please tell us the nature of the amounts in the “Payments/Adjustments” line item for 2004. We note that there were no adjustments in prior years and the line item has increased significantly in 2004. Your response should clearly explain the nature of any adjustments made to your reserves during 2004 as well as the nature and timing of the factors that resulted in the adjustments.
CSX RESPONSE
For the “Payments/Adjustments” line item for 2004, adjustments are included under 2 categories: Casualty and Other Reserves and Separation Liabilities. The components of this line item are described below:
Casualty and Other Reserves – During 2004, the “Payments/Adjustments” line included payments of $321 million and a $10 million reclassification. This reclassification represented a liability for Department of Labor assessments that were transferred to Other Long-term Liabilities.
Separation Liabilities – During 2004, the “Payments/Adjustments” line included payments of $20 million and a $49 million reclassification. This reclassification represented obligations arising from November 2003 Management Restructuring program at the Company’s Surface Transportation units. The majority of separation benefits under this program were paid from CSX’s qualified pension plan and, therefore, reclassified to pension liabilities which are included in Other Long-term Liabilities.
These reclassifications were done for presentation purposes only. In future filings, CSX will separate the components of this line item into “Payments” and a separate line for “Reclassifications.”
Note 11. Casualty, Environmental and Other Reserves, page 68
Casualty Reserves, page 69
8.	We note that you accrue only for the uninsured portion of personal injury and occupational injury claims. It is not appropriate to offset a claim for recovery that is probable of realization against a probable contingent liability because the conditions for offsetting specified in FASB Interpretation No. 39 are not met. Any liabilities you record in the financial statements based on guidance at Statement 5 should be on a gross basis before consideration of any insurance proceeds. Please clarify our understanding as it relates to these matters and your compliance with SFAS No. 5.
CSX RESPONSE
CSX did not offset a claim for recovery that is probable of realization against a probable contingent liability. None of the Company’s personal injury and occupational claims are currently covered by insurance since none of the claims exceed CSX’s $25 million deductible. CSX believes that personal injury and occupational claims are correctly presented on a gross basis in accordance with SFAS No. 5. If there are any claims that exceed $25 million, CSX would present the liability on a gross basis with a corresponding receivable for the insurance recoveries. In future filings, CSX will clarify its disclosure.
Note 19. Commitments and Contingencies, page 91
Lease Commitments, page 91
9.	Please tell us and revise future filings to disclose how rent expense associated with operating leases that include escalations over their term are recognized in the Company’s financial statements. If a method other than the straight-line method is used, please explain why you believe this treatment is appropriate.
CSX RESPONSE
CSX recognizes rent expense associated with operating leases that include escalations over their term using the straight-line method. In future filings, CSX will update the disclosure to clarify this treatment as requested.
STB Proceeding, page 92
10.	We note the disclosure indicating that an unfavorable outcome in the STB Proceeding would not have a material impact on the Company’s financial position. In future filings, please revise to provide an assessment regarding the potential impact of this matter on the Company’s financial statements as a whole. Your revised disclosure should discuss the potential impact of this matter on the Company’s results of operations and liquidity in addition to your financial condition.

CSX RESPONSE
In future filings, the Company will revise the disclosure to provide an assessment of the impact on the Company’s financial position as well as the potential impact on the Company’s results of operations and liquidity.
Guarantees, page 93
11.	Please tell us and revise the notes to your financial statements in future filings to indicate whether any liabilities have been recognized in your financial statements in connection with the guarantees arrangements discussed on page 93. If not, please explain why. Refer to paragraphs 9 and 10 of FIN 45.
CSX RESPONSE
The Company has not recognized any liabilities in the financial statements in connection with the following guarantees arrangements:
1.	Guarantees of approximately $364 million of lease commitments assumed by A.P. Moller-Maersk (“Maersk”) for which the Company is contingently liable. This guarantee arrangement falls within the scope of FIN 45 paragraph 7(e) and represents contracts in which the Company was formerly the original lessee and was relieved from its position of principal obligor for the original lease payments.

2.	Guarantees of approximately $70 million, which relate to obligations of the Company’s previously divested International Terminals business that fall within the scope of FIN 45 paragraph 20 and represents guarantees issued prior to the Interpretation’s effective date of December 31, 2002.

3.	Guarantees of approximately $265 million relating to leases assumed as part of CSX’s conveyance of its interest in CSX Lines. These guarantees are between CSX and a wholly-owned subsidiary. Upon further review of FIN 45, paragraph 7(f), intercompany guarantees do not require disclosure nor do they require a liability to be recorded.
In future filings, CSX will revise the notes to financial statements as requested to indicate that no liabilities have been recognized in the financial statements in connection with these guarantees.
Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005
Note 11. Hurricane Katrina, page 13
12.	We note the disclosure indicating that the Company recognized $5 million of its $25 million self-insured deductible during the third quarter of 2005, which has been allocated in proportion to the estimated insurance recoveries under the Company’s insurance policies. As the amount of the Company’s loss as a result of its self-insurance deductible of $25 million is both probable and estimable as of September 30, 2005, and your expected losses are expected to total $250 million and exceed this amount, we are unclear as to why recognition of the full amount of this loss is being deferred to future periods. Note that amounts recoverable from insurers for damages or other costs incurred should be evaluated and recognized independently from the related losses or damages incurred. Accordingly, please revise your September 30, 2005, financial statements to recognize the full amount of your $25 million self-insurance deductible as a loss, in accordance with paragraph 8 of SFAS No. 5. Also, see related guidance outlined in paragraph 3 of FIN 30, paragraphs 140 and 141 of SOP 96-1 and paragraph 16 of EITF 01-10.
CSX RESPONSE
The Company believes that it appropriately accounted for the effects of Hurricane Katrina in its third quarter 2005 financial statements in accordance with the authoritative accounting literature identified above, including EITF 01-10 “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.” Please see CSX’s response to comment #13 for the discussion of the Company’s basis for this conclusion.
Note 11. Hurricane Katrina, page 13
13.	Alternatively, if you continue to believe that your current treatment is appropriate, please explain your basis for this conclusion and tell us the relevant accounting literature that supports the treatment used. Among other matters, please specifically address the literature that supports the deferral of past-losses from a self-insurance deductible to be offset by potential expected future gains from provisions in your insurance policies that relate to activities of future periods (i.e., business interruption lost profits). Also, please tell us whether your independent registered public accounting firm has fully considered and analyzed the circumstances surrounding the accounting treatment and concurs with your conclusions on this matter.
CSX RESPONSE
CSX considered the authoritative literature referenced by the SEC staff in comment #12. The Company reviewed EITF 01-10, specifically Issue 3, of that consensus, in which the Task Force concluded that insurance recoveries in connection with property and casualty losses should be recognized when realization of the claim for recovery of a loss recognized in the financial statements is deemed probable (as that term is used in SFAS No. 5). Insurance recoveries that meet the probable criteria in EITF 01-10 and that relate to hurricane losses recognized in the Company’s financial statements provide additional evidence regarding the amount of loss at the balance sheet date. In addition, CSX considered events occurring after September 30, 2005 but prior to the issuance of our interim financial statements in measuring the losses recognized as of that date and the probability of recovery. The Company believes it appropriately accounted for the effects of Hurricane Katrina. Additional information regarding the Company’s insurance coverage, damage estimates and the allocation of the deductible is as follows:
Insurance coverage
The Company has insurance coverage of $535 million, after a $25 million deductible (per occurrence), for the following types of losses:
Fixed assets

1.	Replacement value of fixed asset damages — CSX is entitled to the current replacement cost of the damaged assets. If the Company does not replace the damaged assets, then it is entitled to cash, at a discounted rate. The Company intends to replace the damaged assets in like kind. The Company’s bridges and damaged track comprise the majority of these types of losses.

Business interruption

2.	Recovery of lost profits — CSX is entitled to recover lost profits net of associated expenses during the period of indemnity. The period of indemnity is through the date in which the railroad network has been restored to its original operations.

3.	Recovery of incremental expenses — CSX is entitled to recover the increased costs incurred to allow the Company to continue operations and to minimize the overall business impact to CSX during the period of indemnity. These increased costs include expenses paid to other railroads to reroute traffic on their network, labor, fuel, supplies and other costs related to relocating employees from New Orleans.
CSX’s insurance policies do not prioritize coverage based on types of losses. As claims are submitted to the insurance companies, they are reviewed and preliminary payments made until all losses are incurred and documented. A final payment will be made once the Company and its insurers agree on the total measurement value of the claim. CSX has begun collecting insurance payments and expects to have received approximately $70 million by year-end.
Damage estimates
The Company estimated damages as follows:
1.	Fixed asset damages

Through air and underwater inspections, along with discussions with construction and salvage contractors, CSX’s engineers estimated $150 million to replace damaged assets. The initial cost estimate along the Company’s 100-mile impacted route is based on the replacement value of approximately 39 miles of continuous track, 6 major bridges, numerous small bridges, signal and communication damage, locomotive repair and facilities damaged throughout the region.

2.	Lost profits

CSX sales representatives assessed the impact on revenue at a location and customer-specific level. These estimates were compared to the volume and revenue shipped with CSX during the 2 months immediately prior to the storm in 2005, and the period affected in the previous year. For each shipment lost, the associated expenses for fuel, railcar rentals, locomotive and railcar maintenance that would have been incurred were estimated and netted against the lost revenue.

3.	Incremental expenses

The Company’s incremental expenses relate primarily to 3 main areas of anticipated loss; (1) off-line (third party) rerouting costs, (2) on-line (internal) rerouting costs and (3) other costs.

Off-line rerouting costs were estimated based on projections made using historical volumes moved on other railroad lines. CSX is billed by the other railroads at an agreed upon rate based on the volume of trains or railcars routed to alternative locations.

On-line rerouting costs were determined by comparing estimates of incremental activity, including railcar miles, railcar days, gross ton-miles and crew starts incurred on the CSX network to route volume, before and after Katrina, through alternative locations. The incremental activity was then used to calculate incremental operating expenses including train crew labor, car hire, railcar maintenance, locomotive maintenance and fuel.

Other costs include debris removal, maintenance on equipment damaged by water, supplies, environmental expenses, maintenance labor and other various items.
Allocation of deductible
The Company’s insurance policies require our participation in the first $25 million of each loss event, without regard to the category of the covered loss. Although the Company’s insurance policies do not specifically apply the deductible by the types of losses covered, CSX believes it is inconsistent with the form and economic substance of our policies to attribute the entire deductible to a single component of our covered losses. Therefore, the Company allocated the $25 million self-insured retention between the 3 categories in proportion to the best estimate of the ultimate losses eligible for recovery under the Company’s insurance policies. This estimate includes both losses incurred at the balance sheet date as well as expected future losses attributable to incremental expenses and lost profits. Management’s estimate of the losses and recoveries by category as of September 30, 2005, is as follows:

	Total Expected
	Losses Eligible	% of	Allocation	Losses	Estimated
(Dollars in millions)	for Recovery	Recoveries	of Deductible	Before Insurance	Gain/(Loss)

Capital
Fixed asset damages	$150	60%	$(15)	$(41)	$94

Business Interruption
Lost profits	50	20%	(5)	—	45

Incremental expenses	50	20%	(5)	(50)	(5)

	$250	100%	$(25)	$(91)	$134
Fixed asset damages
Due to the significant difference between the carrying amount of property damage (net book value of $41 million immediately prior to Hurricane Katrina) and the replacement cost of the property ($150 million), the Company believes that it will ultimately realize a net gain of $94 million (after an estimated deductible of $15 million). Because the replacement value of damaged fixed assets is significantly greater than the net book value, in the third quarter a portion of the gain on the replacement value was recognized in the period in which the loss was recognized. That is, because it is clear the insurance recovery will exceed the recognized loss. CSX believes the loss attributable to the allocable deductible is offset by the recovery of the replacement value of the property. The remaining net gain will be recognized when all contingencies related to the gain are resolved.
Lost profits
Currently, the financial statements of CSX reflect 100% of the losses associated with lost profits, as CSX did not earn revenues associated with covered losses. No amounts have been reflected for estimated insurance recoveries in the Company’s financial statements. The Company believes the insurance coverage associated with the recovery of lost profits is similar to a contingent gain due to the subjective nature of the coverage and longer time periods utilized to measure the lost profits as compared to other types of coverage. Accordingly, we believe all contingencies related to the timing and amount of recovery must be resolved prior to recognition in earnings. CSX does not believe these amounts meet the probable recovery criterion in EITF 01-10 due to uncertainties associated with the ultimate measurement of the lost profits and expected negotiations with our insurance providers. As such, the entire loss of $14 million, including the allocable deductible, was recognized in our interim financial statements as of September 30, 2005.
Incremental expenses
Because incremental expenses incurred to date have been easily quantified shortly after incurrence and CSX’s policies explicitly cover such costs, the Company believes this coverage is more analogous to property damage coverage. As such, we have concluded that recoveries attributable to incremental costs should be recognized when it is probable the insurance providers will settle the claim for at least the amount of recognized losses. The Company has reflected the full amount of incremental costs incurred as of September 30, 2005, in the interim financial statements as of that date, net of insurance recoveries that meet the probable criterion in EITF 01-10.
Fixed asset damages and incremental expenses incurred through September 30, 2005, meet the probable criterion in EITF 01-10. However, that criterion has not been met with respect to (i) future incremental expenses because such costs have yet to be incurred and (ii) lost profits due to uncertainties related to the ultimate measurement of those profits.
Gain contingencies subject to FIN 30, “Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets” and SFAS No. 5 are not recognized until the period in which all contingencies are resolved. The probable insurance recovery of the replacement cost of fixed assets in excess of book value and the recovery of lost profits are considered to be gain contingencies. The Company believes it is appropriate to defer the net gain (after consideration of the deductible) until all contingencies related to the gain are resolved. Therefore, in measuring the loss incurred at September 30, 2005, that was attributable to the hurricane, CSX considered the actual losses reflected in our interim financial statements, the allocable deductible (based on expected total recoveries from insured losses), and reduced the recognized losses by the amount of insurance recoveries that were probable of realization pursuant to EITF 01-10.
The Company believes insurance recoveries are probable based on the due diligence performed by the Company, such as the following:
•	CSX’s risk management and legal counsel reviewed the contracts of insurance and determined the coverage to be clearly set forth.

•	CSX and the insurance adjustor viewed the property damages via helicopter.

•	CSX consulted with risk management and natural disaster consultants that agreed with CSX’s assessment of the likelihood of insurance recoveries.

•	CSX has had frequent contact with the insurance adjustor and insurance companies who have not asserted any reservation of rights or coverage issues. The insurance companies have also begun to advance monies under these policies.
Additionally, CSX does not believe there are solvency issues with the Company’s insurers.
As the Company receives additional information regarding costs and lost revenues, it will continue to refine the estimate for insurance recoveries. As the estimate changes, or at least quarterly, the Company will reallocate and apply the deductible as appropriate. Currently, the Company’s estimate for fixed asset damages has increased while the estimate for business interruption has remained approximately the same since September 30, 2005. Therefore the allocation of the deductible to the fixed asset portion of the losses may increase by an immaterial amount. This change in estimate would cause a greater portion of the deductible to be allocated to fixed assets and netted against estimated gains. The Company does not foresee any possible scenario which would result in anything other than a net gain on insurance recoveries.
Finally, CSX recognized total lost profits and expenses of $19 million in the Company’s financial statements for the third quarter of 2005, as stated on page 36 of Form 10-Q. The $19 million is comprised of $14 million of lost profit and the $5 million portion of the deductible for incremental expenses.
(Dollars in millions)

	3rd Quarter 2005
				Net
				Income
		Insurance	Deductible	Statement
	Losses	Receivable	Recognized	Impact

Capital
Fixed asset damages	$(41)	$41	$—	$—

Business Interruption
Lost profits	(14)	—	—	(14)
Incremental expenses	(19)	19	(5)	(5)

	$(74)	$60	$(5)	$(19)
CSX confirms that Ernst & Young LLP, the Company’s independent registered public accounting firm, has analyzed the circumstances surrounding the accounting treatment for Hurricane Katrina and concurs with the Company’s conclusions.
Conclusion
CSX believes that the above responds fully to the comments of the staff. In CSX’s view, the requested changes are not the type that should require CSX to file an amendment to its Form 10-K. Accordingly, CSX respectfully requests that the staff allow it to address all comments in future filings.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the staff has additional comments.
Very truly yours,
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation
cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation
Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation

Attachment A — Revised “Divestiture” footnote for CSX’s 2005 Form 10-K
In February 2003, CSX conveyed its interest in its domestic container-shipping subsidiary, CSX Lines. In consideration of its interest in CSX Lines, CSX received $300 million of proceeds consisting of cash and senior preferred securities. As a result, CSX had a voting interest of approximately 16% of a new venture called Horizon Lines (“Horizon”). A unit of The Carlyle Group owned the remainder of Horizon. CSX expected to redeem its senior preferred securities in the future as this new venture became profitable.
The $300 million of gross proceeds from the conveyance was comprised of approximately $240 million of gross cash ($214 million net of transaction costs) and $60 million of senior preferred securities. After the transaction, CSX accounted for its investment in Horizon using the cost method of accounting in accordance with APB 18, “The Equity Method for Accounting for Investments in Common Stock.”
Horizon is a shipping and logistics company that operates 16 vessels and approximately 22,100 cargo containers while servicing routes that include Alaska, Hawaii, Puerto Rico and Guam.
CSX will continue to sublease vessels and equipment. Through 2014, CSX and its affiliates will remain the primary obligor on 6 lease agreements (5 vessel and 1 container lease). The obligation under these lease agreements totals approximately $300 million, $265 million and $           million as of December 26, 2003, December 31, 2004 and December 30, 2005, respectively. CSX believes Horizon will fulfill its contractual commitments with respect to such leases, and CSX will have no further liabilities for those obligations after 2014.
In accordance with SAB Topic 5:U, CSX has deferred the gain associated with the conveyance of CSX Lines. In early 2003 a pretax gain of approximately $127 million was deferred and will be amortized over the 12-year sub-lease term.
In August 2003, CSX received $15 million cash from Horizon. This payment represented $3 million of accrued interest and $12 million for the partial redemption of senior preferred securities. At that point, CSX’s voting interest was approximately 12%.
In July 2004, CSX received $59 million cash from Horizon. This payment represented $4 million of accrued interest, $48 million for the final redemption of senior preferred securities and $7 million related to a performance payment. At this time, CSX was fully divested of its interest in Horizon. However, CSX and its affiliates will continue to remain the primary obligor on vessel and equipment leases and will continue to amortize the deferred gain over the sub-lease term that expires in 2014.